                                                                    Exhibit 99.1

[GRAPHIC REMOVED HERE]

                                                                          284761
                                                                   PRESS RELEASE

HALF YEAR NET INCOME IS EUR 763 MILLION, A DECREASE OF 34%

HALF YEAR NET INCOME PER SHARE IS EUR 0.55, A DECREASE OF 37%

AN INTERIM DIVIDEND OF EUR 0.37 IS DECLARED

HIGHLIGHTS

(amounts in millions, except per share data)
----------------------------------------------------       ----------    --------  ---    ---------     --------- ---
      Second   First six                                       Second      Second         First six     First six
     quarter      months                                      quarter     quarter            months        months
        2002        2002                                         2002        2001              2002          2001
         USD         USD                                          EUR         EUR    %          EUR           EUR   %
         149         889  Income before tax                       145         842  -83          990         1,598 -38
         145         685  Net income                              146         626  -77          763         1,161 -34
        0.10        0.49  Net income per share                   0.11        0.46  -76         0.55          0.87 -37
       4,838      10,068  Premium income                        5,247       5,127    2       11,219        10,958   2
       2,176       4,359  Investment income                     2,364       2,531   -7        4,857         4,900  -1
       7,102      14,597  Total revenues                        7,708       7,758   -1       16,266        16,051   1
       1,289       2,384  Commissions and expenses              1,407       1,139   24        2,657         2,180  22
         574       1,158  New life production                     624         771  -19        1,290         1,414  -9
       8,101      15,712  Gross deposits (1)                    8,819       7,662   15       17,509        15,532  13
                  13,407  Shareholders' equity (2)                                           13,647        15,292 -11
                 244,520  Total assets (2)                                                  248,901       264,061  -6

1) Annuity, GIC and savings deposits are not included in revenues
2) Amounts reported for 2001 are as of December 31, 2001

Chairman's statement
--------------------
AEGON's Executive Board Chairman, Donald J. Shepard said:
"Nearly three weeks ago we issued the first profit warning in AEGON's history. We believe this was a necessary and prudent action, which was reflective of unprecedented adverse developments in the financial markets. Most importantly, however, our core business remains strong with generally positive new business development. I would like to emphasize that, without these adverse financial market developments, we would have been slightly ahead of our initial forecast."

Earnings outlook 2002
---------------------
As announced on July 22, due to continued deteriorating financial market conditions and a weakened US dollar, AEGON expects its full year 2002 earnings to be 30% to 35% lower compared to the 2001 earnings. This outlook is based on information from the second quarter and barring unforeseen financial market circumstances. The forecast includes an average EUR/USD rate for the full year of EUR 0.95.

Key points second quarter 2002
------------------------------
o Total deposits for the second quarter increased by 15% to EUR 8.8 billion. New (standardized) life production decreased 19% to EUR 624 million. Off balance sheet production of mutual funds and synthetic GICs increased 12% to EUR 6 billion.
o In the Americas, variable annuity deposits increased by 74%, fixed annuity deposits increased 22%, GICs and funding agreements increased 11%. In The Netherlands savings account balances increased by 6%.
o Bond default provisions in the USA have been strengthened by USD 335 million (EUR 371 million) due to higher bond default levels, compared to USD 26 million in the second quarter of 2001. The balance of the USA default provisions at June 30 was USD 299 million.
o Declining equity markets triggered higher DPAC amortization ("unlocking") in the USA of USD 250 million (EUR 279 million) and in the UK of GBP 24 million (EUR 39 million). See attached discussion re:
         DPAC `unlocking'.
o Provisions for variable and unit-linked products with guaranteed minimum benefits were strengthened due to declining returns on credit and equity markets. In the USA this accounted for an additional provision of USD 50 million (EUR 56 million) and EUR 115 million in the Netherlands.

Key points first six months 2002
--------------------------------
o Results include USD 97 million (EUR 108 million) pretax earnings from the acquired JC Penney insurance operations. The first six months of 2001 included USD 9 million.
o Comparative results for the first half 2001 included EUR 40 million (USD 36 million) of income before tax from the divested operations in Mexico.
o Additions to the provisions for bond defaults in the USA amount to USD 417 million (EUR 465 million) for the first six months. Default losses charged against the provision amount to USD 416 million.
o At June 30, 2002 shareholders' equity totaled EUR 13,647 million compared to EUR 15,292 million at December 31, 2001. The EUR 1,645 million decrease is due primarily to exchange rate differences of EUR 1,392 million and investment losses of EUR 759 million, offset by net income of EUR 763 million.

The Hague, August 8, 2002
--------------------------------------------------------------------------------
Inquiries:
AEGON N.V.
Group Communications                                 Investor Relations
Phone : +31 (0)70 344 83 44                          NL    +31 (0)70 344 83 05
                                                     USA +1 410 576 45 77
Web site: www.aegon.com
-----------------------
----------------------------------------------------------------------------
Press conference
----------------
A press conference will be held this afternoon at AEGON's headquarters in The Hague at 13.30 MET DST (12.30 GMT; 7.30 ET). This press conference will be webcast live on AEGON's website homepage (www.aegon.com).
                                          -------------
Conference call
---------------
An investor conference call will be held this afternoon at 16.00 MET DST (15.00 GMT; 10:00 ET). The numbers to call to listen in on the conference call are as
                                       ---------
follows:
+ 31 (0)45 6316904  (Netherlands)
+ 44 (0)20 8515 2306  (United Kingdom)

                                                                 EARNINGS REPORT

Report of the Executive Board
-----------------------------
Net income in the first six months of 2002 was EUR 763 million, a decrease of 34% compared to the same period last year. First half year results were adversely affected in the second quarter by additional strengthening of provisions for bond defaults (EUR 465 million), accelerated amortization of deferred policy acquisition costs (DPAC) (EUR 318 million) and increased provisions for policyholders pertaining to products with minimum benefit guarantees (EUR 171 million). Comparison with the prior year's earnings is positively influenced by the earnings from the acquired JC Penney insurance operations, which is partially offset by a loss of earnings on the divested operations in Mexico.

Total revenues increased just 1% and gross margin declined by 3% during the first six months of 2002. The decline in gross margins is due primarily to lower investment returns, higher bond default provisions and increased provisions for guaranteed benefits. Commissions and expenses were 22% above last year, which includes the higher DPAC amortization on variable annuities in the USA, the unit-linked accounts in the UK, as well as the expenses of acquired operations, including the insurance operations of JC Penney.

The Americas
Net income in the second quarter amounts to USD 35 million compared to USD 358 million in the same period last year. Net income in the first six months totals USD 393 million compared to USD 696 million the prior year. Depressed equity and credit markets led to an addition to asset default provisions (USD 417 million), higher variable annuity DPAC amortization (USD 250 million) and an increase in benefit guarantee provisions (USD 50 million) during the first six months. The acquired JC Penney insurance operations had positive impact of USD 97 million on pretax earnings.

In the second quarter total revenues were up 8% driven by the inclusion of the acquired operations of JC Penney. Standardized new premium life production decreased 19% to USD 250 million due to lower production in Canada and the divestiture of our operations in Mexico. Standardized life production in the USA increased 9%. Notwithstanding significant growth in the general account asset base, investment income remained level as a result of lower yields.

Substantial progress has been made in the reduction of operating expenses. Total operating expenses increased by 16% in the first six months. When adjusted for the acquired businesses, including the JC Penney insurance operations, operating expenses for AEGON USA decreased by 7% through realization of administrative and marketing efficiencies.

Traditional life results for 2002 include USD 92 million of additional bond defaults compared to USD 6 million for 2001, while results on fixed annuities include USD 208 million of additional bond defaults compared to USD 15 million the prior year. The negative impact of the additional defaults in 2002 is partially offset by lower DPAC amortization for fixed annuities, partly reflecting lower lapse rates which improved from 15% to 10%. GICs and funding agreements include USD 92 million of additional bond defaults compared to USD 20 million the prior year. Life for the account of policyholders reflects lower fee income. Variable annuity results include USD 250 million of additional DPAC amortization and an additional USD 50 million for guaranteed benefits provisions. Fee business results reflect the divested operations in Mexico and lower mutual fund income. Accident and health results increased due to the acquired operations of JC Penney.

Income before tax for AEGON's activities in Canada amounts to CAD 62 million for the first six months, a decrease of 5% compared to the first six months of the prior year.

The Netherlands
Net income in the Netherlands in the second quarter amounted to EUR 92 million compared to EUR 175 million in the second quarter last year. Net income in the first six months totals EUR 274 million compared to EUR 347 million in the first six months of the prior year. Depressed equity markets led to an increase of EUR 115 million in the provisions for guarantees in unit-linked products.

Life sales in retail markets were under pressure, caused by fiscal changes and developments on equity markets; sales in life pensions were positive. Standardized new life production for the first half was stable at EUR 208 million, while off-balance sheet production increased 65% to EUR 456 million. Savings deposits and investment contracts were lower at EUR 1,867 million and EUR 248 million, respectively. Total gross premiums increased 6% to EUR 2,640 million.

Operating expenses were lower by 2% compared to the same period in 2001.

Traditional life results for the first six months 2002 reflect lower investment income. Results of Life for the account of policyholders reflect the additional EUR 115 million for guaranteed benefit provisions. Accident and health results and general insurance results are according to expectation, while banking activities reflect lower spread on savings accounts.

United Kingdom
Net income in the United Kingdom in the second quarter amounted to GBP 24 million compared to a net income of GBP 44 million in the second quarter last year. Net income in the first six months totals GBP 66 million compared to GBP 83 million in the first six months of the prior year. Depressed equity markets led to lower asset management fees and other fund related fees as well as an additional DPAC amortization of GBP 24 million on unit-linked business.

Standardized new life production decreased 6% to a total of GBP 307 million for the first half year, while off-balance sheet production increased 25% to GBP 140 million.

Other countries
Net income in other countries was EUR 19 million compared to EUR 27 million for the first six months of the year 2001. The shortfall was due primarily to lower traditional life results in Spain.

Transamerica Finance Corporation
Net income increased to USD 50 million, up 35% over the first six months of 2001.
Assets are USD 2.5 billion lower than the prior year, including the divestiture of certain lines of business. In addition, lower expenses and lower bad debt charges have contributed to higher operating earnings. Funding costs are lower due to the lower asset base.

Capital gains
During the first six months of 2002 EUR 416 million was released as indirect return to income before tax. This compares to EUR 370 million for the same period last year. The revaluation account balance as of June 30, 2002 was EUR 3,625 million, of which realized gains of EUR 3,086 million and unrealized gains of EUR 539 million.
The amount of realized gains was decreased as a result of a release of indirect return by EUR 416 million and by realized losses of EUR 559 million, of which EUR 466 million in the second quarter.

Capital and funding
At June 30, 2002 shareholders' equity totaled EUR 13,647 million compared to EUR 15,292 million at December 31, 2001. The EUR 1,645 million decrease is due primarily to the of exchange rate differences of EUR 1,392 million and investment losses of EUR 759 million, offset by net income of EUR 763 million.

Interim dividend
An interim dividend of EUR 0.37 per share has been declared, which is the same as the interim dividend for 2001. This is projected to be one half of the full year dividend.

The interim dividend will be paid entirely in cash or stock at the option of the shareholder. During the period beginning August 12, 2002 through September 9, 2002 shareholders may express their preference for payment either in cash or stock. AEGON shares will be quoted ex-dividend as of August 12, 2002. The value of the stock dividend will be based upon the average price of the AEGON share on Euronext Amsterdam for the five-day trading period from September 10 through September 16, 2002. Interim cash or stock dividends will be payable as of September 20, 2002.

Disclaimer
The figures contained herein are based on Dutch Accounting Principles.
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.
These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution costs of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies, as well as other cost saving initiatives.

DPAC `unlocking'

Deferred Policy Acquisition Costs (DPAC) includes first year commissions and other direct policy acquisition expenses. These expenses are deferred and then amortized in relation to the profit or premium stream of the underlying insurance contract.

Deferred policy acquisition costs related to insurance contracts with fixed premiums are amortized as a percentage of premiums over the life of the contract.

For flexible insurance contracts, variable annuities, unit linked products and fixed annuities, the amortization of DPAC is generally in proportion to the expected gross profit stream over the entire life of the underlying contracts. Assumptions about the future profits over the life of the contract are based on best estimates supported by historical experience and management judgement.

Variable annuity and unit-linked products are primarily invested in equity securities. The company earns asset-based fees on fund values of the underlying contracts. These earnings are used to cover expenses (including DPAC amortization). If the equity market performs worse than expected, as is the situation with a prolonged decline, then actual and future earnings will be less than estimated. In that case the DPAC amortization is revised to maintain the matching principle. The difference between the original DPAC amortization schedule and this revised schedule was charged to the income statement in the second quarter. For these products, this is referred to as DPAC `unlocking' and is applicable under US GAAP and applied by AEGON under its accounting principles.

It is important to recognize that this is not an issue of recoverability, as defined by an unsupportable DPAC balance in excess of estimated future gross profits. As explained in the previous paragraph, the process of DPAC `unlocking' is intended to provide a relatively stable relationship between fees earned and expenses (including DPAC amortization) incurred. Our coverage of estimated gross profits to the DPAC balance remains quite strong.

Deferred policy acquisition costs as at June 30, 2002
Amounts in EUR million

                        Country Units
                        ------------------------------------------------------------------------------------
Product Units           The Americas   The Netherlands   The United Kingdom   Other Countries   Grand Total
---------------------   ------------------------------------------------------------------------------------
Traditional                 5,165                 274                 118                 73          5,630
Fixed ann.                  1,905                  -                   -                  -           1,905
Fixed GIC's                    85                  -                   -                  -              85
Policyholder                  799                 803               3,636                 23          5,261
Variable ann.               1,395                  -                   -                  -           1,395
Fee income                     97                  -                   -                  -              97
A & H                       1,131                  35                  -                  -           1,166
------------------------------------------------------------------------------------------------------------
30/06/02                   10,577               1,112               3,754                 96         15,539
------------------------------------------------------------------------------------------------------------
of which VOBA               4,684                  -                1,361                 -           6,045
------------------------------------------------------------------------------------------------------------

Highlights

                                                                                                                amounts in millions
USD                                                                          EUR                          EUR
-----------------------------                                                ---------------------------  --------------------------
     First six months                                                              Second quarter               First six months
-----------------------------                                                ---------------------------  --------------------------
       2002      2001      %                                                      2002       2001     %         2002      2001     %
                               Income by product segment

        670       766    -13   Traditional life                                    322        454   -29          747       854   -13
        113       239    -53   Fixed annuities                                      -4        126                126       266   -53
        125       118      6   GICs and funding agreements                          68         69    -1          139       131     6
        183       285    -36   Life for account policyholders                       26        164   -84          204       318   -36
       -227        69          Variable annuities                                 -286         42               -253        77
          3        38    -92   Fee business                                         -1         23                  3        42   -93
----------------------       ---------------------------------------------------------------------      -----------------------
        867     1,515    -43   Life insurance                                      125        878   -86          966     1,688   -43
        139        68          Accident and health insurance                        62         42    48          155        76
         31        31      0   General insurance                                    17         20   -15           34        34     0
----------------------       ---------------------------------------------------------------------      -----------------------
      1,037     1,614    -36   Total insurance activities                          204        940   -78        1,155     1,798   -36
         19        31    -39   Banking activities                                   12         20   -40           21        35   -40
       -167      -211    -21   Interest charges and other                          -71       -118   -40         -186      -235   -21
----------------------       ---------------------------------------------------------------------      -----------------------
        889     1,434    -38   Income before tax                                   145        842   -83          990     1,598   -38
       -254      -429    -41   Corporation tax                                     -28       -254   -89         -283      -478   -41
         50        37     35   Transamerica Finance Corporation                     29         38   -24           56        41    37
----------------------       ---------------------------------------------------------------------      -----------------------
        685     1,042    -34   Net income                                          146        626   -77          763     1,161   -34
====================================================================================================================================
                               Income geographically
        591     1,041    -43   Americas                                             46        613   -92          658     1,160   -43
        312       411    -24   The Netherlands                                     110        232   -53          348       458   -24
        130       163    -20   United Kingdom                                       50         95   -47          145       182   -20
         23        30    -23   Other countries                                      10         20   -50           25        33   -24
----------------------       ---------------------------------------------------------------------      -----------------------
      1,056     1,645    -36   Income before tax business units                    216        960   -78        1,176     1,833   -36
       -167      -211    -21   Interest charges and other                          -71       -118   -40         -186      -235   -21
----------------------       ---------------------------------------------------------------------      -----------------------
        889     1,434    -38   Income before tax                                   145        842   -83          990     1,598   -38
       -254      -429    -41   Corporation tax                                     -28       -254   -89         -283      -478   -41
         50        37     35   Transamerica Finance Corporation                     29         38   -24           56        41    37
----------------------       ---------------------------------------------------------------------      -----------------------
        685     1,042    -34   Net income                                          146        626   -77          763     1,161   -34
====================================================================================================================================
      3,273     3,390     -3   Gross margin                                      1,552      1,981   -22        3,647     3,778    -3
      2,384     1,956     22   Commissions and expenses                          1,407      1,139    24        2,657     2,180    22

                               Amounts per common share of EUR 0.12

       0.49      0.78    -37   Net income 1                                       0.11       0.46   -76         0.55      0.87   -37
       0.49      0.78    -37   Net income fully diluted 1                         0.11       0.47   -77         0.55      0.87   -37


      As at     As at                                                                                          As at     As at
    June 30   Dec. 31                                                                                        June 30   Dec. 31
       2002      2001                                                                                           2002      2001
------------------------------------------------------------------------------------------------------------------------------------
       9.52      9.65     -1   Shareholders' equity 2                                                           9.69     10.95   -12
      10.05     10.11     -1   Shareholders' equity after full conversion 2                                    10.23     11.47   -11
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                               Number of employees                                                            25,638    26,844    -4

                               Outstanding common shares:
                               - Number of common shares (millions)                                            1,433     1,417     1
                               - Weighted average number (millions)                                            1,393     1,325     5
====================================================================================================================================

1 Based on the weighted average number of common shares.
2 Based on the number of common shares outstanding at the end of the period, adjusted for repurchased own shares.

Revenues and production

                                                                                                                amounts in millions
USD                                                                            EUR                          EUR
-----------------------------                                                  ---------------------------  -----------------------
    First six months                                                                Second quarter              First six months
-----------------------------                                                  ---------------------------  -----------------------
       2002      2001     %                                                        2002      2001    %         2002      2001    %
                              Revenues
        782       918   -15   Life general account single premiums                  424       539  -21          871     1,023  -15
      2,693     2,461     9   Life general account recurring premiums             1,350     1,279    6        3,001     2,742    9
      2,800     3,047    -8   Life policyholders account single premiums          1,614     1,589    2        3,120     3,395   -8
      2,032     2,069    -2   Life policyholders account recurring premiums         952     1,007   -5        2,265     2,305   -2
----------------------      ----------------------------------------------------------------------     -----------------------
      8,307     8,495    -2   Total life insurance gross premiums                 4,340     4,414   -2        9,257     9,465   -2
      1,383       978    41   Accident and health insurance premiums                712       526   35        1,541     1,090   41
        378       362     4   General insurance premiums                            195       187    4          421       403    4
----------------------      ----------------------------------------------------------------------     -----------------------
     10,068     9,835     2   Total gross premiums                                5,247     5,127    2       11,219    10,958    2
      4,341     4,360     0   Investment income insurance activities 1            2,367     2,514   -6        4,837     4,858    0
        170       173    -2   Income from banking activities                         97       100   -3          190       193   -2
----------------------      ----------------------------------------------------------------------     -----------------------
     14,579    14,368     1   Total revenues business units                       7,711     7,741    0       16,246    16,009    1
         18        38   -53   Income from other activities                           -3        17                20        42  -52
----------------------      ----------------------------------------------------------------------     -----------------------
     14,597    14,406     1   Total revenues                                      7,708     7,758   -1       16,266    16,051    1
===============================================================================================================================
                              Revenues by product segment
     12,328    12,680    -3   Life insurance                                      6,527     6,825   -4       13,737    14,128   -3
      1,667     1,113    50   Accident and health insurance                         875       605   45        1,858     1,240   50
        414       402     3   General insurance                                     212       211    0          461       448    3
        170       173    -2   Banking activities                                     97       100   -3          190       193   -2
         18        38   -53   Other activities                                       -3        17 -118           20        42  -52
----------------------      ----------------------------------------------------------------------     -----------------------
     14,597    14,406     1   Total revenues                                      7,708     7,758   -1       16,266    16,051    1
===============================================================================================================================
                              Investment income for the account
     -5,725    -4,817   -19   of policyholders                                   -7,361     2,223    -       -6,380    -5,367  -19
===============================================================================================================================
                              Standardized new premium production
                              life insurance
      3,360     3,845   -13   Single premiums                                     1,864     2,192  -15        3,744     4,284  -13
        822       885    -7   Recurring premiums annualized                         438       552  -21          916       986   -7
      1,158     1,269    -9   Total recurring plus 1/10 single                      624       771  -19        1,290     1,414   -9
===============================================================================================================================
                              Deposits
      4,019     2,996    34   Fixed annuities                                     2,036     1,756   16        4,479     3,338   34
      5,994     5,738     4   GICs and funding agreements                         3,303     3,130    6        6,679     6,393    4
      4,024     3,142    28   Variable annuities                                  2,498     1,517   65        4,484     3,501   28
----------------------      ----------------------------------------------------------------------     -----------------------
     14,037    11,876    18   Total                                               7,837     6,403   22       15,642    13,232   18
      1,675     2,064   -19   Savings deposits                                      982     1,259  -22        1,867     2,300  -19
----------------------      ----------------------------------------------------------------------     -----------------------
     15,712    13,940    13   Total production on balance sheet                   8,819     7,662   15       17,509    15,532   13
===============================================================================================================================
                              Net deposits
      2,534       877         Fixed annuities                                     1,095       664   65        2,824       977
      2,187     2,536   -14   GICs and funding agreements                         1,103     1,242  -11        2,437     2,826  -14
      1,334       352         Variable annuities                                    944        16             1,487       392
----------------------      ----------------------------------------------------------------------     -----------------------
      6,055     3,765    61   Total                                               3,142     1,922   63        6,748     4,195   61
        118       710   -83   Savings deposits                                      173       474  -64          131       791  -83
----------------------      ----------------------------------------------------------------------     -----------------------
      6,173     4,475    38   Total net deposits                                  3,315     2,396   38        6,879     4,986   38
===============================================================================================================================
        223       463   -52   Investment contracts                                   97       267  -64          248       516  -52
===============================================================================================================================
                              Off balance sheet production
      5,990     5,452    10   Synthetic GICs                                      3,777     3,592    5        6,675     6,075   10
                              Mutual funds/Collective Trusts and
      4,120     3,172    30   other managed assets                                2,240     1,763   27        4,591     3,534   30
----------------------      ----------------------------------------------------------------------     -----------------------
     10,110     8,624    17   Total production off balance sheet                  6,017     5,355   12       11,266     9,609   17
===============================================================================================================================
        373       332    12 1 Of which indirect income on shares and real estate     201       192    5          416       370   12

Americas

                                                                                                               amounts in millions
USD                                                                           USD                          EUR
---------------------------                                                   --------------------------   -------------------------
     Second quarter                                                              First six months             First six months
---------------------------                                                   --------------------------   -------------------------

      2002      2001     %                                                         2002      2001     %        2002      2001     %
                              Income by product segment
       177       251   -29    Traditional life                                      407       478   -15         453       533   -15
        -1       110          Fixed annuities                                       113       239   -53         126       266   -53
        63        61     3    GICs and funding agreements                           125       118     6         139       131     6
        22        30   -27    Life for account policyholders                         50        54    -7          56        60    -7
      -256        37          Variable annuities                                   -227        69              -253        77
        -2        18          Fee business                                            1        34   -97           1        38   -97
---------------------      -----------------------------------------------------------------------      ----------------------
         3       507   -99    Life insurance                                        469       992   -53         522     1,105   -53
        52        28    86    Accident and health insurance                         122        48               136        54
         0         1     -    General insurance                                       0         1     -           0         1     -
---------------------      -----------------------------------------------------------------------      ----------------------
        55       536   -90    Total insurance                                       591     1,041   -43         658     1,160   -43
       291       451   -35    of which general account                              767       884   -13         854       985   -13
      -236        85          of which policyholders account 1                     -176       157              -196       175
---------------------      -----------------------------------------------------------------------      ----------------------
        55       536   -90    Income before tax                                     591     1,041   -43         658     1,160   -43
       -20      -178   -89    Corporation tax                                      -198      -345   -43        -220      -384   -43
---------------------      -----------------------------------------------------------------------      ----------------------
        35       358   -90    Net income                                            393       696   -44         438       776   -44
====================================================================================================================================
                              Revenues
       199       194     3    Life general account single premiums                  392       445   -12         437       496   -12
     1,087       958    13    Life general account recurring premiums             2,202     1,959    12       2,454     2,183    12
       332       272    22    Life policyholders account single premiums            478       478     0         533       533     0
       147       216   -32    Life policyholders account recurring premiums         314       409   -23         350       455   -23
---------------------      -----------------------------------------------------------------------      ----------------------
     1,765     1,640     8    Total life insurance gross premiums                 3,386     3,291     3       3,774     3,667     3
       612       422    45    Accident and health insurance premiums              1,243       853    46       1,385       950    46
         0         2     -    General insurance premiums                              0         3     -           0         3     -
---------------------      -----------------------------------------------------------------------      ----------------------
     2,377     2,064    15    Total gross premiums                                4,629     4,147    12       5,159     4,620    12
     1,794     1,799     0    Investment income insurance activities              3,563     3,568     0       3,970     3,976     0
---------------------      -----------------------------------------------------------------------      ----------------------
     4,171     3,863     8    Total revenues                                      8,192     7,715     6       9,129     8,596     6
====================================================================================================================================
                              Investment income for the account
    -3,500     1,548          of policyholders                                   -3,596    -3,079   -17      -4,007    -3,431   -17
====================================================================================================================================
                              Gross margin, commissions and expenses
     1,022     1,254   -19    Gross margin                                        2,381     2,430    -2       2,653     2,707    -2
       967       718    35    Commissions and expenses                            1,790     1,389    29       1,995     1,547    29
====================================================================================================================================
                              Standardized new premium production
                              life insurance
       519       429    21    Single premiums                                       844       813     4         941       906     4
       199       264   -25    Recurring premiums annualized                         394       461   -15         439       514   -15
       250       307   -19    Total recurring plus 1/10 single                      478       542   -12         533       605   -12
====================================================================================================================================
                              Deposits
     1,879     1,536    22    Fixed annuities                                     4,019     2,996    34       4,479     3,338    34
     3,037     2,726    11    GICs and funding agreements                         5,994     5,738     4       6,679     6,393     4
     2,285     1,311    74    Variable annuities                                  4,024     3,142    28       4,484     3,501    28
---------------------      -----------------------------------------------------------------------      ----------------------
     7,201     5,573    29    Total production on balance sheet                  14,037    11,876    18      15,642    13,232    18
====================================================================================================================================
                              Off balance sheet production
     3,452     3,160     9    Synthetic GICs                                      5,990     5,452    10       6,675     6,075    10
                              Mutual funds/Collective Trusts and
     1,739     1,399    24    other managed assets                                3,469     2,722    27       3,866     3,033    27
---------------------      -----------------------------------------------------------------------      ----------------------
     5,191     4,559    14    Total production off balance sheet                  9,459     8,174    16      10,541     9,108    16
====================================================================================================================================

1 Includes also variable annuities and fees.

The Netherlands

                                                                                                                amounts in millions
EUR                                                                                                        EUR
---------------------------                                                                                -------------------------
    Second quarter                                                                                           First six months
---------------------------                                                                                -------------------------

      2002      2001     %                                                                                     2002      2001     %
                              Income by product segment
       131       146   -10    Traditional life                                                                  276       290    -5
       -46        49          Life for account policyholders                                                     19        96   -80
---------------------      ---------------------------------------------------                          ----------------------
        85       195   -56    Life insurance                                                                    295       386   -24
         4         8   -50    Accident and health insurance                                                      15        18   -17
         9         9     0    General insurance                                                                  17        19   -11
---------------------      ---------------------------------------------------                          ----------------------
        98       212   -54    Total insurance                                                                   327       423   -23
       144       163   -12    of which general account                                                          308       327    -6
       -46        49          of which policyholders account                                                     19        96   -80
        12        20   -40    Banking activities 1                                                               21        35   -40
---------------------      ---------------------------------------------------                          ----------------------
       110       232   -53    Income before tax                                                                 348       458   -24
       -18       -57   -68    Corporation tax                                                                   -74      -111   -33
---------------------      ---------------------------------------------------                          ----------------------
        92       175   -47    Net income                                                                        274       347   -21
====================================================================================================================================
                              Revenues
       154       254   -39    Life general account single premiums                                              324       407   -20
        72        96   -25    Life general account recurring premiums                                           370       403    -8
       280       125          Life policyholders account single premiums                                        696       453    54
       272       294    -7    Life policyholders account recurring premiums                                     877       892    -2
---------------------      ---------------------------------------------------                          ----------------------
       778       769     1    Total life insurance gross premiums                                             2,267     2,155     5
        30        27    11    Accident and health insurance premiums                                            113        98    15
       115       110     5    General insurance premiums                                                        260       245     6
---------------------      ---------------------------------------------------                          ----------------------
       923       906     2    Total gross premiums                                                            2,640     2,498     6
       355       382    -7    Investment income insurance activities                                            726       742    -2
        97       100    -3    Income from banking activities                                                    190       193    -2
---------------------      ---------------------------------------------------                          ----------------------
     1,375     1,388    -1    Total revenues                                                                  3,556     3,433     4
====================================================================================================================================
                              Investment income for the account
      -921       426          of policyholders                                                                 -672       118
====================================================================================================================================
                              Gross margin, commissions and expenses
       253       368   -31    Gross margin                                                                      642       738   -13
       143       136     5    Commissions and expenses                                                          294       280     5
====================================================================================================================================
                              Standardized new premium production
                              life insurance
       407       540   -25    Single premiums                                                                   955       982    -3
        42        59   -29    Recurring premiums annualized                                                     112       109     3
        83       113   -27    Total recurring plus 1/10 single                                                  208       207     0
====================================================================================================================================
                              Deposits
       982     1,259   -22    Savings deposits                                                                1,867     2,300   -19
---------------------      ---------------------------------------------------                          ----------------------
       982     1,259   -22    Total production on balance sheet                                               1,867     2,300   -19
====================================================================================================================================
        97       267   -64    Investment contracts                                                              248       516   -52
====================================================================================================================================
                              Off balance sheet production
       146        56          Mutual funds and other managed assets                                             456       277    65
---------------------      ---------------------------------------------------                          ----------------------
       146        56          Total production off balance sheet                                                456       277    65
====================================================================================================================================

1 Includes income on off balance sheet type products.

United Kingdom



                                                                                                                amounts in millions
GBP                                                                           GBP                          EUR
---------------------------                                                   --------------------------   -------------------------
     Second quarter                                                              First six months             First six months
---------------------------                                                   --------------------------   -------------------------

      2002      2001     %                                                         2002      2001     %        2002      2001     %
                              Income by product segment
         0         6     -    Traditional life                                        7         8   -13          11        13   -15
        32        52   -38    Life for account policyholders                         84       104   -19         135       168   -20
         0         0          Fee business                                           -1         1                -1         1
---------------------      -----------------------------------------------------------------------         -------------------
        32        58   -45    Life insurance                                         90       113   -20         145       182   -20
         0         6     -    of which general account                                7         8   -13          11        13   -15
        32        52   -38    of which policyholders account 1                       83       105   -21         134       169   -21
---------------------      -----------------------------------------------------------------------      ----------------------
        32        58   -45    Income before tax                                      90       113   -20         145       182   -20
        -8       -14   -43    Corporation tax                                       -24       -30   -20         -39       -49   -20
---------------------      -----------------------------------------------------------------------      ----------------------
        24        44   -45    Net income                                             66        83   -20         106       133   -20
====================================================================================================================================
                              Revenues
        33        36    -8    Life general account single premiums                   65        53    23         105        86    22
        23        23     0    Life general account recurring premiums                40        26    54          64        41    56
       603       694   -13    Life policyholders account single premiums          1,163     1,477   -21       1,873     2,370   -21
       296       260    14    Life policyholders account recurring premiums         586       544     8         944       874     8
---------------------      -----------------------------------------------------------------------      ----------------------
       955     1,013    -6    Total gross premiums                                1,854     2,100   -12       2,986     3,371   -11
        18        19    -5    Investment income insurance activities                 42        39     8          68        63     8
---------------------      -----------------------------------------------------------------------      ----------------------
       973     1,032    -6    Total revenues                                      1,896     2,139   -11       3,054     3,434   -11
====================================================================================================================================
                              Investment income for the account
    -1,524       150          of policyholders                                   -1,010    -1,272    21      -1,627    -2,041    20
====================================================================================================================================
                              Gross margin, commissions and expenses
       113       126   -10    Gross margin                                          226       245    -8         364       393    -7
        81        68    19    Commissions and expenses                              136       132     3         219       211     4
====================================================================================================================================
                              Standardized new premium production
                              life insurance
       551       701   -21    Single premiums                                     1,133     1,447   -22       1,825     2,322   -21
        97        99    -2    Recurring premiums annualized                         194       182     7         312       292     7
       152       169   -10    Total recurring plus 1/10 single                      307       327    -6         495       524    -6
====================================================================================================================================
                              Off balance sheet production
       115        49          Mutual funds and other managed assets                 140       112    25         226       179    26
---------------------      -----------------------------------------------------------------------      ----------------------
       115        49          Total production off balance sheet                    140       112    25         226       179    26
====================================================================================================================================

1 Includes also fee income.

Other countries



                                                                                                                amounts in millions
EUR                                                                                                        EUR
---------------------------                                                                                -------------------------
     Second quarter                                                                                           First six months
---------------------------                                                                                -------------------------
      2002      2001     %                                                                                     2002      2001     %
                              Income by product segment
         2        11   -82    Traditional life                                                                    7        18   -61
        -3        -5   -40    Life for account of policyholders                                                  -6        -6     0
         1         2   -50    Fee business                                                                        3         3     0
---------------------      ---------------------------------------------------                          ----------------------
         0         8     -    Life insurance                                                                      4        15   -73
         2         2     0    Accident and health insurance                                                       4         4     0
         8        10   -20    General insurance                                                                  17        14    21
---------------------      ---------------------------------------------------                          ----------------------
        10        20   -50    Total insurance                                                                    25        33   -24
        12        23   -48    of which general account                                                           28        36   -22
        -2        -3   -33    of which policyholders account 1                                                   -3        -3     0
---------------------      ---------------------------------------------------                          ----------------------
        10        20   -50    Income before tax                                                                  25        33   -24
        -3        -4   -25    Corporation tax                                                                    -6        -6     0
---------------------      ---------------------------------------------------                          ----------------------
         7        16   -56    Net income                                                                         19        27   -30
====================================================================================================================================
                              Revenues
         1         2   -50    Life general account single premiums                                                5        34   -85
        60        49    22    Life general account recurring premiums                                           113       115    -2
         7        22   -68    Life policyholders account single premiums                                         18        39   -54
        49        43    14    Life policyholders account recurring premiums                                      94        84    12
---------------------      ---------------------------------------------------                          ----------------------
       117       116     1    Total life insurance gross premiums                                               230       272   -15
        17        16     6    Accident and health insurance premiums                                             43        42     2
        80        75     7    General insurance premiums                                                        161       155     4
---------------------      ---------------------------------------------------                          ----------------------
       214       207     3    Total gross premiums                                                              434       469    -7
        33        41   -20    Investment income insurance activities                                             73        77    -5
---------------------      ---------------------------------------------------                          ----------------------
       247       248     0    Total revenues                                                                    507       546    -7
====================================================================================================================================
                              Investment income for the account
       -79         6          of policyholders                                                                  -74       -13
====================================================================================================================================
                              Gross margin, commissions and expenses
        74        84   -12    Gross margin                                                                      150       156    -4
        64        64     0    Commissions and expenses                                                          125       123     2
====================================================================================================================================
                              Standardized new premium production
                              life insurance
        10        21   -52    Single premiums                                                                    23        74   -69
        26        31   -16    Recurring premiums annualized                                                      53        71   -25
        27        33   -18    Total recurring plus 1/10 single                                                   55        78   -29
====================================================================================================================================
                              Off balance sheet production
        18        29   -38    Mutual funds and other managed assets                                              43        45    -4
---------------------      ---------------------------------------------------                          ----------------------
        18        29   -38    Total production off balance sheet                                                 43        45    -4
====================================================================================================================================


1 Includes also fee income.

Explanatory notes

As of 2002, in line with accounting guidelines, shareholders dividend is not accrued until it is declared. All other accounting principles applied in this interim report are the same as those applied in the annual accounts 2001. The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before tax and commissions and expenses.

Investments, assets, liabilities geographically

                                                                               amounts in million EUR (unless otherwise stated)
                 United
    Americas    Kingdom                                                          The     United      Other       Total      Total
         USD        GBP     As at June 30, 2002                Americas  Netherlands    Kingdom  countries         EUR        USD
 ---------------------------------------------------------------------------------------------------------------------------------
                            Investments
      99,330        848     Fixed income                        101,110       13,140      1,313      1,491     117,054    114,994
       4,150         81     Equities and real estate              4,224        4,835        126        152       9,337      9,172
     103,480        929     Total general account               105,334       17,975      1,439      1,643     126,391    124,166
----------------------------------------------------------------------------------------------------------------------------------
      12,201     13,457     Fixed income                         12,419        9,369     20,831        317      42,936     42,180
      24,658     16,561     Equities and real estate             25,100        7,915     25,637        201      58,853     57,817
      36,859     30,018     Total account policyholders          37,519       17,284     46,468        518     101,789     99,997
----------------------------------------------------------------------------------------------------------------------------------
     140,339     30,947     Total insurance activities          142,853       35,259     47,907      2,161     228,180    224,163
           -          -     Banking activities                        -        7,568          -          -       7,568      7,435
      47,301        733     Off balance sheet assets             48,149        1,055      1,134        291      50,629     49,738
----------------------------------------------------------------------------------------------------------------------------------
     187,640     31,680     Total assets business units         191,002       43,882     49,041      2,452     286,377    281,336
                            Other investments                                                                      405        398
----------------------------------------------------------------------------------------------------------------------------------
                            Total group                                                                        286,782    281,734
==================================================================================================================================
     146,075     31,113     Assets business units               148,692       44,776     48,162      2,307     243,937    239,644
                            Other assets                                                                         4,964      4,876
                                                                                                           ------------   --------
                            Total assets on balance sheet                                                      248,901    244,520
      14,016      1,833     Capital in units                     14,267        2,898      2,837        309      20,311     19,954
                            Total capital base                                                                  19,624     19,279
                            Other net liabilities                                                                  687        675
                                                                                                           ------------   -------
                            Total                                                                               20,311     19,954
==================================================================================================================================
                            As at June 30, 2001
----------------------------------------------------------------------------------------------------------------------------------
                            Investments
      88,722        777     Fixed income                        104,624       12,927      1,287      1,304     120,142    101,880
       3,947         87     Equities and real estate              4,655        6,001        145        163      10,964      9,298
      92,669        864     Total general account               109,279       18,928      1,432      1,467     131,106    111,178
----------------------------------------------------------------------------------------------------------------------------------
      11,903     13,421     Fixed income                         14,037        6,631     22,253        322      43,243     36,670
      28,013     17,874     Equities and real estate             33,034       11,365     29,638        234      74,271     62,982
      39,916     31,295     Total account policyholders          47,071       17,996     51,891        556     117,514     99,652
----------------------------------------------------------------------------------------------------------------------------------
     132,585     32,159     Total insurance activities          156,350       36,924     53,323      2,023     248,620    210,830
           -          -     Banking activities                        -        6,360          -          -       6,360      5,393
      41,912        746     Off balance sheet assets             49,425        3,250      1,238        207      54,120     45,894
----------------------------------------------------------------------------------------------------------------------------------
     174,497     32,905     Total assets business units         205,775       46,534     54,561      2,230     309,100    262,117
                            Other investments                                                                      504        427
----------------------------------------------------------------------------------------------------------------------------------
                            Total group                                                                        309,604    262,544
==================================================================================================================================
     137,383     32,332     Assets business units               162,008       45,263     53,609      2,154     263,034    223,053
                            Other assets                                                                         4,099      3,476
                                                                                                           ------------   -------
                            Total assets on balance sheet                                                      267,133    226,529
      12,249      1,572     Capital in units                     14,444        4,125      2,607        218      21,394     18,142
                            Total capital base                                                                  22,350     18,953
                            Other net liabilities                                                                 -956       -811
                                                                                                           ------------   -------
                            Total                                                                               21,394     18,142
==================================================================================================================================
                            As at December 31, 2001
----------------------------------------------------------------------------------------------------------------------------------
                            Investments
      92,709        805     Fixed income                        105,195       12,102      1,323      1,401     120,021    105,774
       4,170         89     Equities and real estate              4,732        5,599        147        155      10,633      9,371
      96,879        894     Total general account               109,927       17,701      1,470      1,556     130,654    115,145
----------------------------------------------------------------------------------------------------------------------------------
      12,232     14,009     Fixed income                         13,879        6,024     23,022        354      43,279     38,142
      26,477     16,879     Equities and real estate             30,044       12,014     27,739        196      69,993     61,685
      38,709     30,888     Total account policyholders          43,923       18,038     50,761        550     113,272     99,827
----------------------------------------------------------------------------------------------------------------------------------
     135,588     31,782     Total insurance activities          153,850       35,739     52,231      2,106     243,926    214,972
           -          -     Banking activities                        -        7,047          -          -       7,047      6,210
      44,931        813     Off balance sheet assets             50,982        1,319      1,336        247      53,884     47,488
----------------------------------------------------------------------------------------------------------------------------------
     180,519     32,595     Total assets business units         204,832       44,105     53,567      2,353     304,857    268,670
                            Other investments                                                                      464        409
----------------------------------------------------------------------------------------------------------------------------------
                            Total group                                                                        305,321    269,079
==================================================================================================================================
     140,285     32,236     Assets business units               159,180       44,834     52,976      2,400     259,390    228,600
                            Other assets                                                                         4,671      4,117
                                                                                                           ------------   -------
                            Total assets on balance sheet                                                      264,061    232,717
      13,920      1,771     Capital in units                     15,795        3,654      2,910        374      22,733     20,035
                            Total capital base                                                                  22,045     19,428
                            Other net liabilities                                                                  688        607
                                                                                                           ------------   -------
                            Total                                                                               22,733     20,035
==================================================================================================================================

Summarized consolidated income statements

                                                                                                            amounts in millions

USD                                                                            UR                          EUR
-------------------------------                                                --------------------------- ----------------------
    First six months                                                              Second quarter              First six months
-------------------------------                                                --------------------------- ----------------------

      2002     2001     %                                                       2002      2001     %       2002        2001     %
                            Revenues
    10,068    9,835     2   Gross premiums                                     5,247     5,127     2     11,219      10,958     2
     4,359    4,398    -1   Investment income                                  2,364     2,531    -7      4,857       4,900    -1
       170      173    -2   Income from banking activities                        97       100    -3        190         193    -2
--------------------      ---------------------------------------------------------------------      -----------------------
    14,597   14,406     1   Total revenues                                     7,708     7,758    -1     16,266      16,051     1
                            Benefits and expenses
       773      754     3   Premiums to reinsurers                               431       376    15        861         840     3
     9,717    9,721     0   Benefits paid and provided                         5,157     5,094     1     10,828      10,831     0
        97      109   -11   Profit sharing and rebates                            51        60   -15        108         121   -11
     2,384    1,956    22   Commissions and expenses for own account           1,407     1,139    24      2,657       2,180    22
       327      377   -13   Interest                                             175       220   -20        365         420   -13
       410       55         Miscellaneous income and expenditure                 342        27              457          61
--------------------      ---------------------------------------------------------------------      -----------------------
    13,708   12,972     6   Total benefits and expenses                        7,563     6,916     9     15,276      14,453     6
       889    1,434   -38   Income before tax                                    145       842   -83        990       1,598   -38
      -254     -429   -41   Corporation tax                                      -28      -254             -283        -478   -41
        50       37    35   Transamerica Finance Corporation                      29        38   -24         56          41    37
--------------------      ---------------------------------------------------------------------      -----------------------
       685    1,042   -34   Net income                                           146       626   -77        763       1,161   -34
---------------------------------------------------------------------------------------------------------------------------------
Income statement items: average rate 1 EUR = USD 0.89740 (2001: USD  0.89750)

Condensed consolidated balance sheets

                                                                                                            amounts in millions
     As at    As at                                                            As at     As at            As at       As at
   June 30  Dec. 31                                                          June 30   June 30          June 30     Dec. 31
      2002     2001                                                             2001      2001             2002        2001
       USD      USD     %                                                        USD       EUR              EUR         EUR     %
---------------------------------------------------------------------------------------------------------------------------------

   131,999  121,764     8   Investments                                      116,998   137,970          134,364     138,165    -3
     2,975    2,891     3   Group companies and participations                 1,955     2,305            3,028       3,280    -8
    99,997   99,827     0   Investments for the account of policyholders      99,652   117,514          101,789     113,272   -10
     9,549    8,235    16   Other assets                                       7,924     9,344            9,720       9,344     4
--------------------      --------------------------------------------------------------------------------------------------
   244,520  232,717     5   Total assets                                     226,529   267,133          248,901     264,061    -6
    13,407   13,477    -1   Total shareholders' equity 1                      13,262    15,639           13,647      15,292   -11
     2,005    1,852     8   Capital securities                                 1,801     2,124            2,041       2,101    -3
       628      590     6   Subordinated (convertible) loans                     593       699              639         670    -5
     3,239    3,509    -8   Senior debt related to insurance activities        3,297     3,888            3,297       3,982   -17
--------------------      --------------------------------------------------------------------------------------------------
    19,279   19,428    -1   Total capital base                                18,953    22,350           19,624      22,045   -11
   102,477   94,520     8   Technical provisions 2                            89,943   106,065          104,313     107,251    -3
                            Technical provisions with investments for
    99,997   99,827     0   the account of policyholders 3                    99,652   117,514          101,789     113,272   -10
    22,767   18,942    20   Other liabilities 4                               17,981    21,204           23,175      21,493     8
--------------------      --------------------------------------------------------------------------------------------------
   244,520  232,717     5   Total shareholders' equity and liabilities       226,529   267,133          248,901     264,061    -6
---------------------------------------------------------------------------------------------------------------------------------
                          1 Shareholders' equity January 1                              12,844           15,292      12,844
                            Retained earnings                                              614              763       1,252
                            Issuance of new shares                                       1,685                0       1,685
                            Currency exchange rate differences                             916           -1,392         386
                            Goodwill                                                      -207               -9        -286
                            Repurchased and sold own shares                                -36                0         -21
                            Change revaluation account                                    -393           -1,015      -1,537
                            Sale Mexico                                                      -                0         602
                            Other changes                                                  216                8         367
---------------------------------------------------------------------------------------------------------------------------------
    13,407   13,477         Shareholders' equity end of period 5              13,262    15,639           13,647      15,292
---------------------------------------------------------------------------------------------------------------------------------
                        %                                                                                                       %
---------------------------------------------------------------------------------------------------------------------------------
    37,246   33,639    11 2 Of which fixed annuities                          30,919    36,461           37,913      38,170    -1
    26,755   24,626     9 2 Of which GICs and funding agreements              23,922    28,210           27,234      27,943    -3
   -15,266  -14,511     5 2 Of which deferred policy acquisition costs       -14,509   -17,110          -15,539     -16,466    -6
    32,522   34,131    -5 3 Of which variable annuities                       35,558    41,931           33,105      38,728   -15
     6,712    5,690    18 4 Of which savings accounts                          5,248     6,189            6,832       6,456     6
     3,561    4,089   -13 5 Including revaluation account                      4,905     5,784            3,625       4,640   -22
     3,032    3,438   -12   of which realized gains                            4,288     5,057            3,086       3,901   -21
---------------------------------------------------------------------------------------------------------------------------------

Balance sheet items: closing rate 1 EUR = USD 0.98240 (2001: 0.84800; year-end 2001: USD 0.88130

Summarized information Transamerica Finance Corporation



                                                                                                         amounts in millions

USD                                                                            USD                          EUR
-------------------------                                                  ---------------------------  -------------------------
    Second quarter                                                              First six months          First six months
-------------------------                                                  ---------------------------  -------------------------

   2002      2001      %                  INCOME STATEMENT                      2002       2001     %      2002      2001      %
                           Revenues
    166       221    -25   Finance charges                                       335        444   -25       374       495    -24
    103       106     -3   Leasing revenues                                      205        223    -8       228       249     -8
     57        66    -14   Real estate information services                      116        124    -6       129       138     -7
     36        60    -40   Other revenues                                         69        135   -49        77       150    -49
------------------       -----------------------------------------------------------------------      --------------------
    362       453    -20   Total revenues                                        725        926   -22       808     1,032    -22
                           Expenses
     64       105    -39   Interest and debt expense                             134        241   -44       149       269    -45
     75        84    -11   Salaries and other employee expenses                  153        163    -6       171       181     -6
     52        58    -10   Depreciation on equipment held for lease              105        111    -5       117       124     -6
    114       171    -33   Miscellaneous income and expenditure                  236        352   -33       263       392    -33
------------------       -----------------------------------------------------------------------      --------------------
    305       418    -27   Total expenses                                        628        867   -28       700       966    -28
     57        35     63   Income before tax                                      97         59    64       108        66     64
    -22        11          Corporation tax                                       -29          3             -32         3
------------------       -----------------------------------------------------------------------      --------------------
     35        46    -24   Net income from operations                             68         62    10        76        69     10
=================================================================================================================================
                           Net income by segment
     31        18     72   Commercial lending                                     66         35    89        73        39     87
     -2        -3    -33   Leasing                                                -1        -11   -91        -1       -13    -92
      9        20    -55   Real estate information services                       16         23   -30        18        26    -31
     -3        11          Other                                                 -13         15             -14        17
------------------       -----------------------------------------------------------------------      --------------------
     35        46    -24   Net income from operations                             68         62    10        76        69     10
=================================================================================================================================
                           Income reported by AEGON
     35        46    -24   Net income from operations                             68         62    10        76        69     10
     -9       -12    -25   Funding costs on the related raised debt              -18        -25   -28       -20       -28    -29
------------------       -----------------------------------------------------------------------      --------------------
     26        34    -24   Net income reported by AEGON                           50         37    35        56        41     37
=================================================================================================================================
Income statement items: average rate 1 EUR = USD 0.89740 (2001: USD  0.89750)

  As at     As at                                                              As at      As at           As at     As at
June 30   Dec. 31                                                            June 30    June 30         June 30   Dec. 31
   2002      2001                                                               2001       2001            2002      2001
    USD       USD      %                    BALANCE SHEET                        USD        EUR             EUR       EUR      %
---------------------------------------------------------------------------------------------------------------------------------
  6,367     6,931     -8   Finance receivables                                 7,776      9,170           6,481     7,865    -18
    105       114     -8   Equipment                                              80         94             107       129    -17
  2,399     2,864    -16   Other assets                                        3,507      4,136           2,442     3,250    -25
------------------       -------------------------------------------------------------------------------------------------
  8,871     9,909    -10   Total assets                                       11,363     13,400           9,030    11,244    -20
  1,685     1,642      3   Accounts payable and other liabilities              1,800      2,123           1,715     1,863     -8
  6,257     7,145    -12   Debts                                               8,279      9,763           6,369     8,108    -21
    929     1,122    -17   Shareholders' equity                                1,284      1,514             946     1,273    -26
------------------       -------------------------------------------------------------------------------------------------
  8,871     9,909    -10   Total liabilities and shareholders' equity         11,363     13,400           9,030    11,244    -20
=================================================================================================================================

Balance sheet items: closing rate 1 EUR = USD 0.98240 (2001: 0.84800; year-end 2001: USD 0.88130)

Results by segment twelve months cumulative

                                                                             amounts in million EUR (unless otherwise stated)

                 United
   Americas     Kingdom     July 1, 2001 - June 30, 2002                          The     United      Other      Total      Total
        USD         GBP                                         Americas  Netherlands    Kingdom  countries        EUR        USD
----------------------------------------------------------------------------------------------------------------------------------
                            Net income
      1,364         208     Life insurance                         1,524          715        335         23      2,597      2,324
        220           -     Accident and health insurance            246           33          -          9        288        258
          0           -     General insurance                          0           35          -         32         67         60
          -           -     Banking activities                         -           31          -          -         31         28
                            Interest charges and other                                                            -348       -311
----------------------------------------------------------------------------------------------------------------------------------
                            Income before tax
      1,584         208     business units                         1,770          814        335         64
                            Income before tax                                                                    2,635      2,359
       -459         -60     Corporation tax business units          -513         -191        -97        -11
                            Corporation tax                                                                       -723       -647
------------------------------------------------------------------------------------------------------------
      1,125         148     Net income business units              1,257          623        238         53
                            Transamerica Finance Corporation                                                        87         77
                                                                                                            ----------------------
                            Net income                                                                           1,999      1,789
==================================================================================================================================

      5,022         433     Gross margin                           5,610        1,383        699        299
                                                                                                                 7,686      6,883
      3,438         225     Commissions and expenses               3,840          569        364        235
                                                                                                                 5,051      4,524
                            Net income per share                                                                  1.44       1.29
==================================================================================================================================
                 United
   Americas     Kingdom     July 1, 2000 - June 30, 2001                          The     United      Other      Total      Total
        USD         GBP                                         Americas  Netherlands    Kingdom  countries        EUR        USD
----------------------------------------------------------------------------------------------------------------------------------
                            Net income
      1,949         231     Life insurance                         2,117          759        374         32      3,282      2,934
        106           -     Accident and health insurance            115           40          -          5        160        142
          2           -     General insurance                          3           38          -         29         70         63
          -           -     Banking activities                         -           59          -          -         59         51
                            Interest charges and other                                                            -506       -455
----------------------------------------------------------------------------------------------------------------------------------
                            Income before tax
      2,057         231     business units                         2,235          896        374         66
                            Income before tax                                                                    3,065      2,735
       -682         -63     Corporation tax business units          -741         -207       -102        -13
                            Corporation tax                                                                       -916       -818
------------------------------------------------------------------------------------------------------------
      1,375         168     Net income business units              1,494          689        272         53
                            Transamerica Finance Corporation                                                        70         64
                                                                                                            ----------------------
                            Net income                                                                           2,219      1,981
==================================================================================================================================
      4,866         452     Gross margin                           5,377        1,434        733        290
                                                                                                                 7,364      6,573
      2,809         221     Commissions and expenses               3,142          538        359        224
                                                                                                                 4,299      3,838
                            Net income per share                                                                  1.68       1.50
==================================================================================================================================